December 17, 2019

Robert Kerris
Chief Financial Officer
Ebix, Inc.
1 Ebix Way
Johns Creek, Georgia 30097

       Re: Ebix, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2019 File No. 000-15946

Dear Mr. Kerris:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2019

Revenue Recognition , page 17

1. We note in your response to prior comment 1 you disclose that certain services, primarily related to SaaS platforms, are accounted for as a single performance obligation. Please provide a detailed analysis of why these services are not distinct performance obligations.
      We refer you to ASC 606-10-25-21. In addition, you state that "These services are recognized over their expected useful life, which may exceed the currently contracted term." Tell us why revenue from these obligations are recognized over a different period of time. We refer you to ASC 606-10-25-32. That is, since these obligations are accounted for as a single performance obligation, explain why the service revenue is recognized over the expected useful life while the SaaS platform is recognized over the contract term. Please cite the accounting literature that supports your conclusion including the basis for associating revenue to each obligation.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Robert Kerris
Ebix, Inc.
December 17, 2019
Page 2

action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions.



                                                       Sincerely,
FirstName LastNameRobert Kerris
                                                       Division of Corporation
Finance
Comapany NameEbix, Inc.
                                                       Office of Technology
December 17, 2019 Page 2
cc:       Robin Raina, Chief Executive Officer
FirstName LastName